SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
                              ------------
                               FORM 11-K

  (Mark One)
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                for the fiscal year ended December 31, 1996

                                    OR

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from ____________ to ____________
                      Commission File Number: 1-4423

  A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                        HEWLETT-PACKARD COMPANY
                  TAX SAVING CAPITAL ACCUMULATION PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          HEWLETT-PACKARD COMPANY
                           3000 HANOVER STREET
                        PALO ALTO, CALIFORNIA 94304


                         REQUIRED INFORMATION



Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Index to Financial Statements

                                                               Page

  Report of Independent Accountants                              1

  Financial Statements

  Statement of Net Assets Available for Benefits
   at December 31, 1996 and 1995                                 2

  Statement of Changes in Net Assets Available for Benefits,
   with Fund Information for the Years Ended December 31,
   1996 and 1995                                                 3-4

  Notes to Financial Statements                                  5-9

  Additional Information

  Schedule I  - Assets Held for Investment Purposes at
                December 31, 1996                                10

  Schedule II - Transactions Occurring During the Year Ended
                December 31, 1996 Which Were in Excess of 5%
                of the Current Value of Plan Assets at
                December 31, 1995                                11


   Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



  Report of Independent Accountants


  May 9, 1997

  To the Participants and Administrator of the Hewlett-Packard Company Tax Saving
  Capital Accumulation Plan


  In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hewlett-Packard Company Tax Saving Capital Accumulation Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  Price Waterhouse LLP
  San Jose, California

                               SIGNATURES


  The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     HEWLETT-PACKARD COMPANY

                                     TAX SAVING CAPITAL ACCUMULATION PLAN

                                     /s/Ann O. Baskins
                                     Assistant Secretary
                                     and Managing Counsel

Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Net Assets Available for Benefits
(In thousands)
                                                      December 31,

                                                 1996               1995

  Assets:
    Investments, at fair value:
     Hewlett-Packard Company Common Stock    $  902,070          $  751,269

     Templeton Foreign Fund Class I              56,940               -

     PBHG Growth Fund                           171,788               -

     Fidelity Contrafund                        268,702             168,554

     Fidelity Magellan Fund                     780,799             862,726

     Fidelity Growth & Income Portfolio         180,466              95,367

     Fidelity U.S. Equity Index Portfolio       136,145              89,258

     Fidelity Intermediate Bond Fund             79,614              69,065

     Fidelity Retirement Money Market
      Portfolio                                 241,247             180,884

     Fidelity Institutional Cash Portfolio
      Money Market Class I                        9,670               7,151

     Loans receivable from participants          89,506              75,137
                                             ----------          ----------
        Total assets held for investment      2,916,947           2,299,411

    Receivables:
     Receivable from Hewlett-Packard
      Company                                    28,625              24,333
     Investment income receivable                 2,191               1,831
     Miscellaneous receivables                    1,038                  22
                                             ----------          ----------
        Total assets                          2,948,801           2,325,597

  Liabilities:
    Administrative expenses payable               -                     126
                                             ----------          ----------
        Total liabilities                         -                     126
                                             ----------          ----------
     Net assets available for benefits       $2,948,801          $2,325,471
                                             ==========          ==========

  The accompanying notes are an integral part of these financial statements.


Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits,
 with Fund Information
For the Year Ended December 31, 1996
(In thousands)

                                        Fund Information

                                                   PBHG        Contra-                   Growth &
                        Stock        Templeton     Growth      fund         Magellan     Income

Contributions:
 Employees               $ 10,511     $ 4,666     $  14,461    $  26,704     $ 71,217     $    18,965
 Company                      667       2,091         6,914       12,034       34,771           7,991
 Noncash                   52,754

Investment income:
  Net realized and
  unrealized
  appreciation in
  fair value of
  investments:
   Hewlett-Packard
    Company Common
    Stock                 159,599
  Net investment gain/
 (loss) from registered
  investment companies:
   Templeton Foreign
    Fund Class 1                        5,167
   PBHG Growth Fund                                  (1,895)
   Fidelity Contrafund                                            42,465
   Fidelity Magellan
    Fund                                                                       86,420
   Fidelity Growth &
    Income Portfolio                                                                           24,837
   Fidelity U.S. Equity
    Index Portfolio
   Fidelity Intermediate
    Bond Fund
  Interest income             532
  Dividend income           8,240



Hewlett-Packard Company
Tax Saving Accumulation Plan
Statement of Changes in Net Assets Available for Benefits
 With Fund Information
For the Year Ended December 31, 1996 (Continued)
(in thousands)
                                                     Fund Information

                         Equity        Intermediate       Money
                         Index             Bond           Market        Loan           Total


 Contributions:
  Employees              $ 12,449        $ 8,242           $ 20,296       $           $   187,511
  Company                   5,612          3,822              9,027                        82,929
  Noncash                                                                                  52,754

Investment income:
  Net realized and
   unrealized
   appreciation in
   fair value of
   investments:
    Hewlett-Packard
     Company Common
     Stock                                                                                159,599
  Net investment gain/
 (loss)from registered
  investment companies:
    Templeton Foreign
     Fund Class 1                                                                           5,167
    PBHG Growth Fund                                                                      ( 1,895)
    Fidelity Contrafund                                                                    42,465
    Fidelity Magellan
     Fund                                                                                  86,420
    Fidelity Growth &
     Income Portfolio                                                                      24,837
    Fidelity U.S. Equity
     Index Portfolio       22,252                                                          22,252
    Fidelity Intermediate
     Bond Fund                             2,576                                            2,576
   Interest income                                           10,635        7,092           18,259
   Dividend income                                                                          8,240



Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits,
 With Fund Information
For the Year Ended December 31, 1996 (Continued)
(in thousands)

                                                              Fund Information
                                                  PBHG                                 Growth &
                          Stock       Templeton   Growth     Contrafund   Magellan     Income

Transfer in from Convex
 Computer Corporation
 401(k) Thrift and
 Savings Plan                           1,342                   2,299      11,005         4,044
                         --------     -------     --------   --------    --------      --------
    Total additions       232,303      13,266       19,480     83,502     203,413        55,837
                         --------     -------     --------   --------    --------      --------
 Benefits paid to
  participants             26,559         780        2,948      6,996      28,606         5,145
 Loans deemed repaid
  due to termination
 Administrative exp.           94           1            7         17         210            67
                         --------     -------     --------   --------    --------      --------
    Total deductions       26,653         781        2,955      7,013      28,816         5,212
                         --------     -------     --------   --------    --------      --------
    Net increase
     before interfund
     transfers            205,650      12,485       16,525     76,489     174,597        50,625

Interfund transfers       (49,716)     45,250      157,929     24,247    (258,814)       35,304
                         --------     -------     --------   --------    --------      --------
Net increase/(decrease)   155,934      57,735      174,454    100,736     (84,217)       85,929

Net assets available
 for benefits:
  Beginning of year       765,051           -            -    171,524     873,087        97,012
                         --------     -------     --------   --------    --------      --------
  End of year            $920,985     $57,735     $174,454   $272,260    $788,870      $182,941
                         ========     =======     ========   ========    ========      ========



Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits,
 With Fund Information
For the Year Ended December 31, 1996 (Continued)
(in thousands)

                                                              Fund Information

                          Equity        Intermediate       Money
                          Index            Bond            Market      Loan      Total

Transfer in from Convex
 Computer Corporation
 401(k) Thrift and
 Savings Plan                 1,753           1,062          2,763          492       24,760
                          ---------         -------       --------      -------   ----------
   Total additions           42,066          15,702         42,721        7,584      715,874
                          ---------         -------       --------      -------   ----------
Benefits paid to
 participants                 3,743           3,327         11,802                    89,906
Loans deemed repaid
 due to termination                                                       1,917        1,917
Administrative expense           59              65            201                       721
                          ---------         -------       --------      -------   ----------
   Total deductions           3,802           3,392         12,003        1,917       92,544
                          ---------         -------       --------      -------   ----------
   Net increase before
    interfund transfers      38,264          12,310         30,718        5,667      623,330

Interfund transfers           9,021          (1,722)        29,799        8,702            -
                           --------         -------       --------      -------   ----------
Net increase/(decrease)      47,285          10,588         60,517       14,369      623,330

Net assets available
 for benefits:
  Beginning of year          90,533          70,033        183,094       75,137    2,325,471
                           --------         -------       --------      -------   ----------
   End of year             $137,818         $80,621       $243,611      $89,506   $2,948,801
                           ========         =======       ========      =======   ==========

          The accompanying notes are an integral part of these financial statements.



Hewlett-Packard Company
Tax Saving Capital Accumulation Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the Year Ended December 31, 1995
(In thousands)
                                                                              Fund Information
                                                                          Inter-
                               Contra-              Growth &   Equity     mediate  Money
                    Stock      fund       Magellan  Income     Index      Bond     Market    Loan        Total


Contributions:
 Employees          $  4,553   $ 22,643   $ 78,499  $ 12,977   $ 10,219   $ 7,714  $ 18,682           $   155,287
 Company                 581     10,761     39,913     5,936      4,839     3,846     9,097                74,973
 Noncash              43,792                                                                               43,792

Investment income:
 Net realized and
  unrealized
  appreciation in
  fair value of
  investments:
   Hewlett-Packard
    Company Common
    Stock            273,261                                                                              273,261
 Net investment
  gain from
  registered
  investment
  companies:
  Fidelity
   Contrafund                    40,432                                                                    40,432
  Fidelity Magellan
   Fund                                    228,997                                                        228,997
  Fidelity Growth &
   Income Portfolio                                   21,804                                               21,804
  Fidelity U. S. Equity
   Index Portfolio                                               22,619                                    22,619
  Fidelity Intermediate
   Bond Fund                                                                7,505                           7,505
Interest income          478                                                         10,660    5,402       16,540
Dividend income        6,203                                                                                6,203
                    --------   -------   --------   --------    -------   -------  --------  -------   ----------
  Total additions    328,868    73,836    347,409     40,717     37,677    19,065    38,439    5,402      891,413
                    --------   -------   --------   --------    -------   -------  --------  -------   ----------
Benefits paid to
 participants         24,769     5,516     36,017      3,652      4,176     3,381    16,447                93,958
Loans deemed repaid
 due to termination                                                                            2,484        2,484
Administrative
 expenses                113        11        276         63         61        79       255                   858
                    --------   -------   --------   --------    -------   -------  --------  -------   ----------
  Total
   deductions         24,882     5,527     36,293      3,715      4,237     3,460    16,702    2,484       97,300
                    --------   -------   --------   --------    -------   -------  --------  -------   ----------
  Net increase
   before
   interfund
   transfers         303,986    68,309    311,116     37,002     33,440    15,605    21,737    2,918      794,113

Interfund
 transfers            75,715     2,273    (72,047)     8,872       (651)     (102)  (20,722)   6,662            -
                    --------   -------   --------   --------    -------   -------  --------  -------   ----------
Net increase         379,701    70,582    239,069     45,874     32,789    15,503     1,015    9,580      794,113
Net assets
available
 for benefits:
  Beginning of
  year               385,350   100,942    634,018     51,138     57,744    54,530   182,079   65,557    1,531,358
                    --------  --------   --------    -------    -------   -------  --------  -------   ----------
  End of year       $765,051  $171,524   $873,087    $97,012    $90,533   $70,033  $183,094  $75,137   $2,325,471
                    ========  ========   ========    =======    =======   =======  ========  =======   ==========

                            The accompanying notes are an integral part of these financial statements.


  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan
  Notes to Financial Statements

    1.  Plan Description:
    ---------------------

    Purpose and Plan Benefits

    The purpose of the Hewlett-Packard Company (the Company) Tax Saving Capital Accumulation Plan (the Plan) is to provide eligible employees an opportunity for regular savings of tax-deferred dollars for their retirement to supplement benefits provided under the Company's Retirement Program and the Federal Social Security Act. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Plan is designed to qualify as a stock bonus plan under
    Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and to meet the requirements set forth in
    Section 401(k) of the Code. The Plan is also intended to qualify as an individual account plan which permits each participant to exercise control over certain assets of the Plan pursuant to Section 404(c) of the Employee Retirement Income Security Act (ERISA).

    Fidelity Investments provides investment management, recordkeeping and trustee services for the Plan. The Company determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations.

    Eligibility

    Employees who are eligible to participate in the 40l(k) program include those employees of the Company and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time or regular part-time employees by the Company one year after their original hire date. Participation in the 40l(k) program is at the election of the employee.

    Employee Contributions

    Participating employees may have their salary deferred by the Company through payroll deductions and contributions made directly to their 401(k) account. Employee contributions are deposited into the trust account after the end of each semi-monthly pay period.

    Company Contributions

    The Company contributes to the employee's account a percentage of the amount which has been deferred and contributed by the employee. The Company contributes an amount equal to the employee's deferral for the first 3% deferred and an amount equal to half of the employee's deferral for the next 2% deferred. The Company matching contribution is deposited into the individual employee's account after the end of each fiscal quarter, which are January 31, April 30, July 31 and October 31.

    Vesting

    Participants are one hundred percent vested in the Plan at all times.

    Participant Accounts

    Participants can invest their account balance and/or future contributions in any combination of nine investment options. Participating employees can transfer their invested funds among the investment options and/or change the investment of their future contributions daily as desired. These transfers and changes must be made in whole percent increments.

    All contributions made under the Plan are paid to and invested by the trustee in one or more of the available investment options. Six of the nine investment options are mutual funds of Fidelity Investments, managed by the Fidelity Management and Research Company. One of the investment options is the PBHG Growth Fund, managed by Pilgrim Baxter and Associates. Another of the investment options is the Templeton Foreign
    Fund, managed by Templeton Global Advisors, Ltd.   The nine
    investment funds are:

       Stock       -  A fund comprised primarily of Hewlett-Packard
                      Company Common Stock purchased on the open market or contributed by the Company. The fund also includes a minor investment in the Fidelity Institutional Cash Portfolio Money
                      Market Class I.

       Templeton   -  A fund comprised of investments in the
                      Templeton Foreign Fund Class I.  The
                      investment is a growth mutual fund that
                      invests internationally. It seeks to increase the value of the investments over the long term through capital growth. The mutual fund is invested primarily in common stocks, and can invest in any foreign country, developed or developing.

       PBHG Growth  - A fund comprised of investments in the Pilgrim
                      Baxter PBHG Growth Fund. This investment is a growth mutual fund seeking long term growth through capital appreciation. It invests primarily in common stock of small and medium sized companies believed to have strong earnings and significant capital appreciation potential. The mutual fund will invest in many different kinds of companies and industries, but at times may be heavily concentrated in a relatively few number of industries.

       Contrafund   - A fund comprised of investments in the
                      Fidelity Contrafund. The investment manager invests mainly in U.S. and foreign common stocks believed to be undervalued or out of favor.

       Magellan     - A fund comprised of investments in the
                      Fidelity Magellan Fund. The fund manager makes investments primarily in common stock and securities convertible into common stock, with the objective of seeking to increase the value of the investment over the long term through capital appreciation.

       Growth &
       Income       - A fund comprised of investments in the
                      Fidelity Growth & Income Portfolio. The investment manager invests in a broad combination of stocks, convertibles, and fixed-income securities, that currently pay dividends, or that carry the potential for increased earnings.

       Equity
       Index        - A fund comprised of investments in the
                      Fidelity U.S. Equity Index Portfolio. The fund manager makes investments in equity securities and attempts to duplicate the composition and total returns of the Standard & Poor's Daily Stock Price Index of 500 Common Stocks.

       Intermediate
       Bond Fund    - A fund comprised of investments in Fidelity
                      Intermediate Bond Fund. Investments are made primarily in bonds rated BBB or better with a dollar-weighted average maturity of between three and ten years.

        Money
        Market      - A fund comprised of investments in Fidelity
                      Retirement Money Market Portfolio. Investments are made in high quality, U.S. dollar-dominated money market instruments of U.S. and foreign issuers, including short-term obligations of banks, governments and their agencies and corporations.

    Loans and Distributions

    Participants are permitted to borrow portions of their account balance. The loan amount and term are limited by the Code and ERISA. Funds for the loans are obtained by liquidating the investments in the participant's account. Principal and interest payments, representing repayments of loans taken by participants, are typically made through payroll deductions and are paid directly into the participant's account after the end of each semi-monthly payroll period. Loans may be repaid in full at any time following the issuance of the loan.

    The Plan also provides for hardship withdrawals subject to certain restrictions and in-service withdrawals at age 59-1/2.

    Benefits are payable in a lump sum. Certain participants from certain companies acquired by the Company may elect to take their benefits as an annuity or in installments.

    Plan Termination

    Although the Company has no present intention to terminate the Plan, the Plan provides that in the event of Plan termination, participants' interests accrued to the date of termination shall be nonforfeitable. Benefits shall continue to be distributed in accordance with the Plan. The trustee shall continue in its capacity until all assets of the Plan have been distributed to the participants.

    2.  Summary of Significant Accounting Policies:
    -----------------------------------------------

    The financial statements are prepared on the accrual basis of accounting with investments being carried at current market value, as quoted on the active market. Loans to participants are valued at their outstanding principal amount.

    All dividends and capital distributions received from the PBHG Growth Fund, the Templeton Foreign Fund, the Fidelity Contrafund, the Fidelity Magellan Fund, the Fidelity Growth & Income Portfolio, the Fidelity U.S. Equity Index Portfolio and the Fidelity Intermediate Bond Fund are recognized as part of the net investment gains from registered investment companies.

    All direct administrative expenses were borne by the Plan participants through October 31, 1996. Effective November 1,
    1996, all direct administrative expenses are borne by the Company.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator and trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements. Actual results may differ from those estimates.

    3.  Contributions:
    ------------------

    Employee and Company contributions are made in cash for all Funds except the Stock Fund. Contributions to the Stock Fund may be made in either cash or Hewlett-Packard Company common stock. Stock contributions attributable to employee deferrals totaled $31,839,000 in 1996 and $27,340,000 in 1995. Stock contributions attributable to Company contributions totaled $20,915,000 in 1996 and $16,452,000 in 1995. Contributions of
    Hewlett-Packard Company common stock are valued at their fair market value at the closing price, as quoted on the New York Stock Exchange, on the date of contribution.

    4.  Investments:
    ----------------

    The number of shares of Hewlett-Packard Company common stock in the Stock fund was 17,951,642 at the end of 1996 and 17,940,742 at the end of 1995, restated to reflect the effect of the June 1996 two-for-one stock split. The Stock fund assigns units of participation to those participants with account balances in this fund. The total number of units in the fund at December 31, 1996 was 24,556,337 and the net asset value was $37.26 at that date. The net asset value on the participant statement dates was $33.50, $39.26, $32.77 and $33.59 at February 6, 1996, May 6, 1996, August 6, 1996 and
    November 6, 1996 respectively.

    5.  Taxes:
    ----------

    The Company has received a favorable determination letter from the Internal Revenue Service dated December 1995 for amendments to the Plan through March 1995. The Plan has been subsequently amended. The Company's management is of the opinion that the Plan and the trust which forms a part of the Plan have been maintained in accordance with Section 401(a) of the Internal Revenue Code, and therefore, it is believed that the Plan continues to be qualified. Accordingly, there has been no provision for federal or state income tax.

    Deferrals made on behalf of the employee and the Company's matching contribution are not subject to federal income taxes until such time as the employee's funds are withdrawn from the Plan. At withdrawal, the employee's funds may qualify for special tax treatment. Pursuant to the Unemployment Compensation Amendments of 1992, all "eligible rollover distributions" which are not paid out in the form of a direct rollover are subject to a mandatory 20% federal income tax withholding. Loans taken by employees against their 401(k) account are not subject to federal income taxes if they are repaid within five years.

    6.  Transfer of Plan Assets:
    ----------------------------

    The Company acquired the Convex Computer Corporation (Convex) on December 21, 1995 via a stock acquisition. At the time of purchase, Convex maintained the Convex Computer Corporation 401(k) Thrift and Savings Plan (Convex Plan), a defined contribution plan that provided for employee deferrals and employer matching contributions. The participants in the Convex Plan who became employees of the Company became eligible to participate in the Plan subsequent to the acquisition by the Company. The Convex Plan assets were transferred to the Plan on May 31, 1996.



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan (Plan 004)                                        Schedule I
  Employer Identification Number 94-1081436                                               Form 5500
  Assets Held for Investment Purposes at December 31, 1996           (Item 27a - Schedule of Assets
  (In thousands except number of shares)                              Held for Investment Purposes)

                                                Number of           Historical         Current
  Issuer                   Description          Shares              Cost               Value

  Pilgrim Baxter &
   Associates
  PBHG Growth Fund         Equity Mutual Fund
                            no par value         6,539,327           $173,730          $171,788
  Franklin Templeton
  Templeton Foreign
   Fund Class I            Equity Mutual Fund,
                            no par value         5,496,166             54,106            56,940

  Hewlett-Packard Company  Common Stock,
                            $1.00 par value     17,951,642            516,008           902,070
  Fidelity Investments
  Fidelity Contrafund      Equity Mutual Fund,
                            no par value         6,374,911            232,166           268,702
  Fidelity Investments
  Fidelity Magellan Fund   Equity Mutual Fund,
                            no par value         9,681,320            704,679           780,799
  Fidelity Investments
  Fidelity Growth &
   Income Portfolio        Equity Mutual Fund,
                            no par value         5,872,626            154,270           180,466
  Fidelity Investments
  Fidelity U.S. Equity
   Index Portfolio         Equity Mutual Fund,
                             no par value        5,051,774            103,120           136,145
  Fidelity Investments
  Fidelity Intermediate
   Bond Fund               Fixed Income Mutual
                            Fund, no par value   7,898,225             80,911            79,614
  Fidelity Investments
  Fidelity Retirement
   Money Market
    Portfolio              Money Market Fund,
                            $1.00 par value    241,246,906            241,247           241,247
  Fidelity Investments
  Fidelity Institutional
   Cash Portfolio
    Money Market Class I   Money Market Fund,
                            $1.00 par value      9,670,054              9,670             9,670

  Participant Loans        Loans issued for terms
                            of 1 - 4 years, with
                            6.5% to 10.5% interest                                       89,506
                                                                                     ----------
                                     Total assets held for investment                $2,916,947
                                                                                     ==========



  Hewlett-Packard Company
  Tax Saving Capital Accumulation Plan (Plan 004)
  Employer Identification Number 94-1081436
  Transactions Occurring During the Year Ended December 31, 1996,                     Schedule II
  Which Were in Excess of 5% of the Current Value of                                    Form 5500
   Plan Assets at December 31, 1995                                       (Item 27d - Schedule of
  (In thousands except number of transactions)                            Reportable Transactions)

  Identity of Party Involved                                  Proceeds     Cost of      Net
    Description of Asset        Number of                     from         Assets       Realized
                                Transactions   Purchases      Sales        Disposed     Gain/(Loss)

  Pilgrim Baxter & Associates
  PBHG Growth Fund
  Equity Mutual Fund                 234       $250,626       $ 76,943     $ 76,896         ($163)

  Fidelity Retirement Money
   Market Portfolio
  Money Market Fund                  258        412,150        351,787      351,787            -

  Fidelity Magellan Fund
  Equity Mutual Fund                 254        331,361        364,402      342,664       (34,128)

  Fidelity Contrafund
  Equity Mutual Fund                 254        152,278         74,467       68,545         2,565

  Fidelity Growth & Income
   Portfolio
  Equity Mutual Fund                 254        118,846         50,770       46,399         3,361

  Hewlett-Packard Company
  Common Stock                        99        300,562        293,195      148,597       144,414

  Fidelity Institutional Cash
   Portfolio Money Market Class I
  Money Market Fund                  116        256,595        254,075      254,075            -

       Note:  Cost of Assets Disposed is stated at historical cost.  Net Realized Gain/(Loss)
              is calculated at revalued cost basis.  The normal expenses associated with asset purchases and sales are built into the cost records and therefore are not shown separately here.  Additionally, the number of transactions for the mutual funds represent recordkeeping transaction activity, not the gross numbers of purchases and sales.